                             EXHIBIT 99.1

          WLR FOODS DIRECTORS UNANIMOUSLY REJECT TYSON'S OFFER

Broadway, Virginia, February 6, 1994 - The board of directors of WLR Foods, Inc. (NASDAQ: WLRF) has unanimously rejected an unsolicited proposal from Tyson Foods Inc. to negotiate the purchase of WLR Foods for $30 per share.

In a letter to shareholders today, Charles W. Wampler, Jr., chairman of the board of WLR Foods, and James L. Keeler, president and chief executive officer, stated, "The board believes it is in the best long-term interests of WLR Foods and its shareholders for the company to remain independent."

An additional letter sent to shareholders today outlined the adoption of a Shareholder Protection Rights Plan. The letter, which was signed by Chairman Charles W. Wampler Jr., on behalf of the board, was accompanied by a "Summary of Shareholder Protection Rights Plan."

WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre label and retail ice under the Cassco label. The company exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.

                             ###

(Copies of three letters and the Summary of Shareholder Protection Rights Plan are enclosed --four pages, total, including this one.)

February 6, 1994


Mr. Don Tyson
Chairman, Board of Directors
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, AR  72762-6999

Dear Mr. Tyson and Directors:

The Board of Directors of WLR Foods, Inc., along with management and its professional advisors, has carefully considered your unsolicited offer to negotiate the acquisition of WLR Foods, Inc. by Tyson Foods, Inc. We decline your invitation to discuss your acquisition as we strongly believe it is in the best long-term interests of WLR Foods, Inc. and its shareholders for our company to remain independent. Our decision to remain independent is unanimous.

Not only do we believe that WLR Foods and our shareholders are best served by the continued independence of the company, we further believe that now would be the wrong time to sell. We have made significant capital expenditures and sizeable acquisitions in recent years to strategically position this company to profit in a more favorable poultry cycle and national economy. A sale at this time would deprive our shareholders from realizing the benefits of the confluence of these factors.

Our Board is committed to taking whatever action it deems necessary and appropriate to protect the interests of WLR Foods, its shareholders and other constituencies.

Sincerely,

__/s/__Charles W. Wampler, Jr.

Charles W. Wampler, Jr.
Chairman, Board of Directors
WLR Foods, Inc.

February 6, 1994


Dear Fellow Shareholders:

As you are aware, the Board of Directors of WLR Foods, Inc. recently received an unsolicited proposal from Tyson Foods, Inc. to negotiate the purchase of WLR Foods, Inc. for $30 per share. The Board, after receiving advice from its management and professional advisors, carefully considered this proposal and voted unanimously to reject it. The Board believes it is in the best long-term interests of WLR Foods and its shareholders for the company to remain independent.

WLR Foods is just now positioned for impressive growth as we enter a strong economy and a favorable poultry market. Our company has recently completed a significant investment program in its facilities. We are not interested in handing over to anyone the harvest of all our work which belongs to our shareholders and which we are just beginning to see.

One of WLR Foods greatest strengths is its close relations with employees, producers, customers and suppliers. These relationships have helped build our company into a major force in the poultry industry and, together with recent investments in our facilities, will boost WLR Foods to even greater prominence in the years ahead. Many of these constituencies already have had the opportunity to associate with Tyson Foods. They nave not done so. The believe, as we do, that the best corporate citizens are those whose management lives in, and is a part of, the communities where its facilities are. Our management lives right where most of our facilities are--not in Arkansas.

Let me assure you that the Board of Directors will take any action it believes is appropriate and necessary to protect our shareholders. We are committed to preserving our company's promising future for our entire WLR Foods family.

Thank you for your many expressions of support over the past several days. We are very proud of our loyal shareholder base. Your Board appreciates, and feels the responsibility of, that loyalty. We will continue to act in what we believe is your best interest. As we will greatly appreciate your continued support.

Sincerely,

___/s/___Charles W. Wampler, Jr.  ___/s/___James L. Keeler
Charles W. Wampler, Jr.           James L. Keeler
Chairman, Board of Directors       President and Chief Executive Officer

February 6, 1994

Dear Fellow Shareholders:

On February 4, 1994, at the time it unanimously rejected an unsolicited proposal to negotiate the purchase of WLR Foods, Inc. for $30 per share, your Board of Directors adopted a Shareholder Protection Rights Plan. This letter briefly describes the Rights Plan and the Board's reasons for adopting it.

The Rights Plan was adopted was give WLR Foods sufficient time to consider appropriate responses to unsolicited tender offers, as well as to protect shareholders against attempts to acquire control of the Company by means of "creeping" accumulation of shares in the open market, a two-tier tender offer, an offer at less than a full and fair price or other prevalent takeover tactics which the Board believes are not in your best interests.

More than 1,000 U.S. corporations have considered it prudent, in light of the takeover environment, to adopt shareholder protection plans similar to the Rights Plan.

the Rights Plan is not intended to and will not prevent a takeover of the Company at a full and fair price. However, it may cause substantial dilution to a person or group that acquires 15% or more of the Company's common stock unless the Rights are first redeemed by the Board of Directors.

The Rights Plan does not in any way weaken the Company's financial strength or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or you and will not change the way in which the Company's shares are traded.

The Rights should not interfere with any merger or other business combination that is in the best interests of the Company and its shareholders, since the Rights generally may be redeemed by the Company at $0.01 per Right in cash prior to the day after it is announced that a person or group has acquired 15% or more of the Company's common stock.

A summary of the terms of the Rights Plan is attached. The summary is not complete and is qualified in its entirety by the Rights Agreement, a copy of which can be obtained free of charge from the Company by contacting Delbert L. Seitz at P.O. Box 7000, Broadway, Virginia 22815.

In adopting the Rights Plan, the Board has expressed its confidence in the Company's future and the Board's determination that you, the shareholders, be given every opportunity to participate fully in that future.

On behalf of the Board of Directors,

______/s/___Charles W. Wampler, Jr.
Charles W. Wampler, Jr.
Chairman, Board of Directors.

                        WLR FOODS, INC.
          SUMMARY OF SHAREHOLDER PROTECTION RIGHTS PLAN

Distribution and Transfer of Rights; Rights Certificates: The Board has declared a dividend of one Right for each share of Common Stock outstanding on February 14, 1994. Prior to the Separation Time referred to below, the Rights will be evidenced by and trade with the Common Stock and will not be exercisable. After the Separation Time, the Company will mail Rights Certificates to shareholders and the Rights will become transferable apart from the Common Stock.

Separation Time: Rights will separate from the Common Stock and become exercisable following the earlier of (i) the date of the Flip-In Trigger referred to below or (ii) the tenth business day (or such later date as the Board may decide) after any person commences a tender offer that would result in such person holding a total of 15% or more of the Common Stock.

Exercise of Rights: After the Separation Time, each Right will entitle the holder to purchase, for an Exercise Price of $68, Participating Preferred Stock designed to have economic and voting terms similar to those of one share of Common Stock.

"Flip-In" Trigger: Upon announcement that any person has acquired 15% or more of the outstanding Common Stock, then:

(i) Rights owned by the person acquiring such stock (an "Acquiring Person") or transferees thereof will automatically become void; and

(ii) each other Right will automatically become a right to buy, for the Exercise Price, that number of shares of Common Stock or Participating Preferred Stock having a market value of twice the Exercise Price.

Exchange Option: If any person acquires between 15% and 50% of the outstanding Common Stock, the Board may, in lieu of allowing Rights to be exercised, require each outstanding Right to be exchanged for one share of Common Stock or Participating Preferred Stock designed to have economic and voting terms similar to those of one share of Common Stock.

"Flip-over" Trigger: After an Acquiring Person has become such, the Company may not consolidate or merge with, or sell 50% or more of its assets or earning power to, any person (a "Flip-Over Transaction or Event") if at the time of such merger or sale (or agreement to do any of the foregoing) the Acquiring Person controls the Board of Directors and, in the case of a merger, will receive different treatment than all other shareholders unless proper provision is made so that each Right would thereafter become a right to buy, for the Exercise Price, that number of shares of common stock of such other person having a market value of twice the Exercise Price.

Redemption: The Rights may be redeemed by the Board, at any time until a "Flip-In" Trigger has occurred, at a Redemption Price of $0.01 per Right.

Power to Amend: The Board may amend the Plan in any respect until a "Flip-In" Trigger has occurred. Thereafter, the Board may amend the Plan in any respect not materially adverse to Rights holders generally.

Expiration: The Rights will expire no later than ten years from the date of their issuance.

     EXHIBIT 99.2

Broadway, Virginia, February 7, 1994----The board of directors of WLR Foods, Inc. (NASDAQ: WLRF) as part of its response to an unsolicited offer from Tyson Foods Inc. to purchase WLR Foods has unanimously adopted a Shareholder Rights Protection Plan.

In a letter to shareholders dated February 6, WLR Foods outlined its reasons for the plan's adoption. The letter, which was signed by Chairman Charles W. Wampler Jr., on behalf of the board, was accompanied by a "Summary of Shareholder Rights Protection Plan." (Copies of the letter and summary of rights are attached.)

WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre label and retail ice under the Cassco label. The company exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.

                             EXHIBIT 99.3

Broadway, Virginia, February 9, 1994----WLR Foods, Inc. (NASDAQ: WLRF) has filed an action seeking a ruling from the U.S. District Court, Harrisonburg Division, concerning the validity of its recently adopted Shareholder Protection Rights Plan and the constitutionality of portions of the Virginia Stock Corporation Act. The action follows a recent decision by WLR Foods board of directors to unanimously reject an unsolicited offer by Tyson Foods Inc. to purchase the company.

WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre label and retail ice under the Cassco label. The company exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.